Mail Stop 3561

August 24, 2006

David Rector, President
Nano Holdings International, Inc.
1640 Terrance Way
Walnut Creek, CA 94597

Re: Nano Holdings International, Inc.
Registration Statement on Form SB-2
Filed August 1, 2006
File No. 333-136215

Dear Mr. Rector:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please include here or in your prospectus summary the complete mailing address and telephone number of your principal executive offices. See Item 503(b) of Regulation S-B.

Prospectus Summary, page 5

2. Delete the second sentence in the 1st paragraph since a summary by its nature is not a complete discussion. Inclusion of the sentence implies omitted information.

3. Prominently disclose on the first page that your auditors have raised substantial doubt as to your ability to continue as a going concern.

4. We note here and other places in your prospectus your use of identified terms in quotations. The meanings of these terms are clear from their context. Definitions such as these are unnecessary. Please delete. See Rule 421(c) of Regulation C.

5. We note your reference to Canadian dollars in the first paragraph; however, there is no discussion or indication that you conduct business in Canada or that any amount in the prospectus is denominated in Canadian dollars. Please tell us the purpose of this disclosure.

Risk Factors, page 6

6. It appears that you have provided a summary of your risk factors. This unnecessarily repeats information. Your risk factors discussion follows your summary discussion. Please revise accordingly.

Reliance on key personnel…, page 9

7. Delete the reference to "success" in the 1st sentence since it suggests an outcome that is not assured. This comment would also apply to other references as appropriate. See "Our ability to operate…" on page 10 and "Dividend Policy" on page 15

Our ability to operate successfully…, page 10

8. The risk you describe appears to be a risk that could apply equally to other businesses that are similarly situated and is therefore a generic risk faced by many businesses. Generally, generic risks should not be included in your risk factor section. In this regard, the risk factor on page 12 entitled "we depend heavily on our ability to market our products…" also appears to be a generic risk. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering.

We have a limited operating history…, page 11

9. Please eliminate the disclosure indicating that your operating history since

inception has shown a continually upward trend since it mitigates the risk.

Effect of government regulations…, page 13

10. It appears that this risk factor and the risk factor that immediately follows are discussing the same risk. Please revise these risk factors to better distinguish the regulatory risks faced by you.

11. We note your disclosure on page 22 that Marion Barnes owns the trademark for "Shotski's" and that you do not have a written license agreement to use the trademark. This appears to be a potentially material negative fact and disclosure should be added to your risk factors.

Directors, Executive Officers, Promoters, Control Persons and Employees, page 16

12. Please revise to describe the business experience of each director and executive officer for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(a)(4) of Regulation S-B. Delete the pleural reference to directors since you only have 1 director. Expand the last paragraph of this section on page 17 to indicate whether the named persons are compensated. State that you do not have any employment contracts if true.

Employees, Page 17

13. Revise this section to clarify your meaning of "full-time employees". Page 16 indicates Mr. Rector spends approximately 10 hours per work on company activities.

Indemnification of Directors and Officers, page 18

14. Please expand your disclosure to describe any indemnification provisions for your directors and officers against liability under the Securities Act. In addition, provide the undertaking in the first sentence of Item 512(e) of Regulation S-B. See Item 510 of Regulation S-B.

Description of Business, page 20

15. Indicate whether the acquisition of Sunshine was at arms length. If not, indicate the circumstances of the transaction and the manner in which the exchange rate was determined.

16. Expand this section to discuss the company's payment terms to suppliers as well as customers. Provide additional information regarding the company's sales practices/efforts, including identifying the states with which the company only

has partial distribution including the reason(s) for the limitation. Do you have any plans, intentions to expand sales efforts?

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

17. Please include a discussion of any known trends, events or uncertainties that have had, or are reasonably likely to have a material impact on your short-term or long-term liquidity and revenues or results of operations. Additionally, consider including an executive-level overview that provides context for the remainder of the discussion. Refer to SEC Release No. 33-8350 and Item 303(b) of Regulation S-B.

Liquidity and Capital Resources, page 26

18. We note your statement that you believe you will be able to continue your business operations for the next twelve months with the cash you have on hand. However, in Note 3 to Notes to the Consolidated Financial Statements at March 31, 2006 on page F-16 you indicate that you plan and need to raise $100,000. In this regard, please expand you disclosure here to include your plans to raise additional capital.

Description of Property, page 27

19. Please indicate whether the lease is with unaffiliated parties.

Certain Relationships and Related Transactions, page 27

20. Expand this section to indicate the services rendered by Viking Investment Group, Inc.

Description of Capital Stock, page 28

21. Please disclose whether any provision in your charter or by-laws would delay, defer or prevent a change of control. Refer to Item 202(4) of Regulation S-B.

Plan of Distribution and Selling Shareholders, page 32

22. Please confirm that you have informed the selling shareholders of their duties and obligations pursuant to Regulation M, specifically Rule 102, with respect to the

distribution of the securities being registered pursuant to the registration statement. In addition, please confirm that any prospective "distribution participant," as such term is defined under Regulation M, will be informed of such duties and obligations.

Available Information, page 35

23. Please revise your disclosure to indicate the SEC's new address at 100 F Street, N.E. Washington, D.C. 20549.

Consolidated Financial Statements, page F-1

24. Please update the financial statements and related financial information included in the filing as required by Item 310(g) of Regulation S-B.

25. We note on page 27 that Mr. Rector provides office space in his home free of charge. We also note that Mr. Rector does not appear to be drawing a salary for the 10 hours per week he spends on company matters. Please tell us and disclose whether any other service is provided by any employee to the Company free of charge. Please be advised that the value of any free service and rent must be recorded as expenses in your statement of operations, even though there has been no cash outlay. Either tell us where these expenses are recorded or revise your financials accordingly. Refer to SAB Topic 5:T.

Report of Independent Registered Public Accounting Firm, page F-2

26. The report refers to and expresses an opinion on a balance sheet not included in the filing. Please have your independent registered public accounting firm revise its report to refer to and express an opinion on the financial statements included in the filing. Please refer to Auditing Standards Codification Section 508.

Consolidated Statements of Stockholders' Equity (Deficit), page F-5

27. Please tell us what contributed capital during each year presented represents. If contributed capital represents member contributions, tell us why shares of common stock issued to the members of Sunshine Group LLC in the merger were not allocated to the contributed capital transactions on an equivalent basis or revise accordingly. To the extent that shares of common stock issued to the members of Sunshine Group LLC should have been allocated to the contributed capital transactions, please appropriately revise your earnings per share calculations. Additionally, consider disclosing the nature of the capital transactions in the notes to financial statements.

Notes to the Consolidated Financial Statements, page F-7

28. Please disclose the terms, including rate of interest and maturity, of notes payable reflected in the balance sheet. The additional disclosures should be similar to the disclosures in your unaudited interim financial statements.

29. Please disclose the pertinent rights and privileges of your capital stock. In doing so, refer to your disclosure on page 28-30. Please also refer to SFAS 129.

30. We note on page 27 that you entered into a warehouse facility lease agreement subsequent to year end. Please disclose the significant terms of this lease. Please refer to paragraph 16.d. of SFAS 13.

Note 2 – Summary of Significant Accounting Policies, page F-7

31. Please disclose your policy for classifying shipping and handling costs in the statements of operations. If shipping costs or handling costs are not classified in cost of goods sold, disclose the amount(s) of these costs and the line item that includes them. Also confirm to us that amounts billed to customers as shipping and handling fees are included in product sales. Refer to EITF 00-10.

32. Please disclose the types of expenses that you include in the cost of goods sold line item and the general and administrative line item. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of goods sold. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please provide cautionary disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations that your gross margins may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as general and administrative expense. To the extent the excluded costs are material to your operating results, please quantify the excluded amounts.

b. Revenue Recognition, page F-7

33. Please revise to disclose the nature of your revenues, whether you recognize product sales upon delivery to the customer's delivery site or upon shipment, or both, and when customers take title and assume the risks and rewards of ownership. If shipping terms vary among your distribution channels, please disclose your policy for each major distribution channel. Additionally, please disclose your sales returns policy.

f. Research and Development, page F-8

34. Your disclosure regarding research and development expenses for the periods presented is inconsistent with the disclosure on page 23 which states that you spent approximately $2,500 per year on research and development activities during each of the last two fiscal years ended December 31, 2005 and 2004. Please correct this inconsistency.

Note 3 – Going Concern, page F-8

35. The last sentence in the first paragraph of this footnote is confusing. Please revise appropriately.

Report of Independent Register d Public Accounting Firm, page F-9

36. Please have your independent registered public accounting firm revise their review report to remove the reference to the statements of retained earnings and instead, reference the consolidated statements of stockholders' equity (deficit).

Notes to the Consolidated Financial Statements, page F-14

Note 2 – Summary of Significant Accounting Policies, page F-14

37. Please revise to address the above comments regarding Note 2 in your audited financial statements.

c. Income Taxes, page F-14

38. Please explain to us the basis for your election as a corporation to file federal and state income taxes as a limited liability company. In doing so, cite the section of the Internal Revenue Code and/or other regulations that provides for the election. In addition, please tell us why you meet the conditions, if any, contained in the regulations cited to file as a limited liability company.

Note 4 – Notes Payable, page F-16

39. You disclose that the notes are payable on demand. However, you disclose in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 26 that the notes and related accrued interest are payable on July 31, 2007. We also note that the promissory notes dated July 31, 2006 filed as Exhibits 10.2 and 10.3 to the registration statement mature on July 31, 2007. We assume that the payment terms of the notes were modified when you memorialized the terms of the loans originally made on November 20, 2005 and

February 14, 2006 and issued the notes. If our assumption is correct, please revise your disclosure on page 26 to discuss the original payment terms and the modification upon issuance of the promissory notes. If our assumption is incorrect, tell us why the obligations are not classified as long-term obligations at December 31, 2004 and March 31, 2006.

40. You disclose that you expect the notes to be converted into common stock upon the completion of the registration of your shares. However, the promissory notes filed as Exhibits 10.2 and 10.3 do not contain conversion features. Please advise. If you have reached an agreement with the creditor regarding conversion, please disclose the conversion price and other terms of the conversion feature. Please refer to paragraph 4 of SFAS 129. Please also file the agreement, if any, regarding the conversion feature as an exhibit to the registration statement. Also, please clarify your disclosure, if true, that you expect the notes to be converted into your common stock upon the registration of your shares and not upon the registration of the note holders' shares.

Prospectus Back Cover

41. Please revise the outside back cover page of your prospectus to include the dealer prospectus delivery obligation disclosure language in accordance with 502(b) of Regulation S-B.

Signature

42. Please amend your filing to include your controller/principal accounting officer's signature.

Exhibit 23.1

43. Please have your independent registered public accounting firm revise their consent to refer to the financial statements included in the filing. In doing so, please refer to the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the two year period ended December 31, 2005. Please refer to the comment above regarding the audit report of your independent registered public accounting firm.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yong Kim, Staff Accountant, at (202) 551-6671 or William Thompson, Associate Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David M. Loev, Esq.
        FAX (713) 524-4122